CAPRIUS, INC.

            March 28, 2006

Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549

Re:	Caprius, Inc. Withdrawal of Post-Effective Amendment to Registration Statement on Form SB-2 File No. 333-124096

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, this letter serves as an application by Caprius, Inc. to withdraw the Post-Effective Amendment to Registration Statement on Form SB-2 we had filed on March 23, 2006 (File No. 333-124096) (the “Amendment”). No securities have been offered or sold in connection with the offering registered under the Amendment.

The request for withdrawal is being made as the SEC staff advised us that the Amendment had been filed with the incorrect EDGAR form label. The filing had been made as an SB-2/A, which was an error, as the filing should have been under “POS AM.” We are filing the Amendment under the EDGAR system under the label POS AM.

Should you have any questions or require additional information regarding our application for withdrawal, please contact me or our counsel Bruce A. Rich of Thelen Reid & Priest LLP at (212) 603-6780.

            Sincerely,

            /s/ Jonathan Joels

            Jonathan Joels
            Chief Financial Officer